Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

The following articles were written by third parties based in part on interviews with James L. Donald, President and Chief Operating Officer of Albertsons Companies, Inc.

Albertsons and Rite Aid Have a Message for Investors: Size Still Matters

CNBC.com

By Lauren Hirsch

•	Albertsons and Rite Aid head to an August vote over their planned merger.
•	The combination would create a new retail giant valued at roughly $24 billion.
•	The companies think their combined size will make them more competitive against mega-giants Walmart and Amazon.

As Albertsons Cos. and Rite Aid head to an August vote over their planned merger, the message to investors is simple: size still matters.

The deal, announced in February, would create a new retail giant valued at roughly $24 billion that would combine Albertsons’ grocery operations with Rite Aid’s pharmacy business. But with Rite Aid, investors are expected to hold a roughly 29 percent stake in the new company, and some have pushed back against the combination. They point to Albertsons’ burdensome debt load and recent performance struggles.

Shares of the pharmacy chain have dropped roughly 24 percent since it announced the deal.

To sway investors, the two retailers have embarked on a public relations campaign. Those efforts have centered, in part, on the benefits that scale gives them — even as shopping in the U.S. shifts online and away from stores. The nation’s largest retailer, Walmart, has been doubling down on its grocery and e-commerce investments. Competitor CVS Health has announced a $69 billion deal to merge with insurer Aetna.

Increased size gives increased ability to bargain with food and consumer companies as retailers focus on competing on price. It could also give Albertsons and Rite Aid a greater ability to find $375 million in cost savings that would help the two invest in necessary technology for the future, the companies argue. The two would have a particularly large presence on the East and West coasts.

“Scale is big here,” Albertsons Chief Operating Officer Jim Donald said in an interview. “Scale is what we can use as we continue to [serve] customers online and [in] brick and mortar.”

Albertsons is also pushing back against critiques of its performance. The grocer earlier this week reported adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of $816 million a 5.7 percent jump over the same quarter last year.

Albertsons was formed by Cerberus and a consortium of investors in 2006. The investment firm later merged Albertsons with the grocer Safeway in 2015. But plans to take Albertsons public were sidelined by market volatility and, later, Amazon’s acquisition of Whole Foods that upended the grocery market.

Rite Aid had its own plans blocked. Regulators thwarted its attempts to sell to Walgreens Boots Alliance, whittling a down a sale of its entire 4,600 footprint to just 1,932 stores.

But along with scale, Albertsons has about $12 billion in long-term debt and capitalized leases. The deal also gives Cerberus an opportunity to finally bring Albertsons into the public market after owning the company for more than a decade.

“The proposed transaction is in the best interests of Albertsons and Rite Aid management, but not Rite Aid shareholders,” Highfields Capital Management, which owns 4.4 percent of Rite Aid’s shares, said in announcing last month that it plans to vote against the deal.

Even with scale and Albertsons’ improved performance, the challenges are robust.

Amazon’s purchase of Whole Foods and planned acquisition of Pill Pack bring the Seattle giant’s might to both the grocery and pharmacy business. Kroger has struck numerous deals and partnerships to augment its e-commerce business and has its own pharmacy business. Walmart’s investments in technology and price threaten to undercut any retailer that sits between it and specialty grocer Whole Foods.

“They [Walmart] are in the 800-pound guy in our industry,” acknowledged Donald.

Albertsons COO Sees ‘Improving Momentum’

Supermarket News

By: Russell Redman

Donald: Q1 results are promising prelude to Rite Aid merger

Albertsons Cos. President and Chief Operating Officer Jim Donald said the company’s first-quarter performance shows it’s on the right track as it edges closer to wrapping up its acquisition of Rite Aid Corp.

“Our results in the first quarter clearly demonstrate the improving momentum of our company and its 22 banners. And we’re looking to continue this throughout the rest of 2018 and as we look ahead to the close of our proposed merger with Rite Aid,” Donald told Supermarket News in an interview yesterday.

Albertsons reported a 1% gain in sales to $18.7 billion for the quarter ended June 16, with same-store sales up 0.2% and fuel sales rising by $154.1 million. The company said adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) exceeded expectations, climbing 5.7% to $815.8 million. And at the bottom line, Albertsons shrank its net loss to $17.7 million from $204.9 million a year ago.

The Safeway integration also is going as planned, with 243 stores converted during the first quarter, according to Donald. He said the company finished converting stores in the Jewel division last week and is now underway with the conversion of 175 stores in its Acme division.

E-commerce sales jumped 108% year over year and were a first-quarter highlight, Donald noted. “We’re very pleased with that as we continue to set the stage for further growth,” he said.

To that end, Albertsons offers Instacart online grocery delivery in about 1,800 stores now and plans to make the on-demand service available in 2,000 stores by the close of 2018. The retailer, too, aims to have its Drive Up & Go click-and-collect service at 500 stores by the year’s end.

Donald said offerings from Plated, its meal kit subsidiary, are now in 250 stores. Earlier this year, Albertsons said it expects to have the meal kits in hundreds of stores by the end of the year.

Private label penetration also rose 56 basis points to 24% in the first quarter. This year, Albertsons plans more than 400 new own-brand products, led by its billion-dollar O Organics label.

Combining with Rite Aid will enable Albertsons to better cater to today’s health and wellness-conscious consumer, as the supermarket retailer will more than double its pharmacy counters and get access to the drug chain’s EnvisionRx pharmacy benefits management network and services. The merged company also will have extensive scale on both the East and West Coasts.

“That is an operator’s dream come true in realizing synergies from both a cost perspective and revenue perspective,” Donald said. The companies also will use data analytics to integrate their loyalty programs and bring Albertsons’ own-brand food and fresh items to Rite Aid’s front end and, in turn, Rite Aid’s health and beauty brands to Albertsons stores.

“Nobody has ever put together a drug channel play and a grocery channel play like this,” Donald said.

Rite Aid’s Wellness Store format, for example, could carry Plated meal kits meeting customers’ dietary needs, such as gluten-free, vegetarian or vegan offerings, according to Donald. “There’s also the opportunity to offer meal kits to Rite Aid customers with certain diseases,” he said.

And Donald sees Albertsons’ O Organics brand, which is growing by double digits, as becoming a “mainstay” at Rite Aid stores. “We think that’s going to be a nice addition,” he said.

With Rite Aid’s smaller stores and Albertsons’ supermarkets, the combined company also will be able to better meet the needs of different kinds of shopping trips, Donald added.

“While the Millennials are coming at us in full force, we still have a large Baby Boomer crowd. There are two types of trips: a stock-up trip and a quick trip. By partnering with Rite Aid, we think we can capture most of the quick-trip business in all of the areas where we operate together,” he said.

Albertsons Cos. currently operates 2,300 supermarkets and 1,762 pharmacies. Its store banners include Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs, Sav-On, Jewel-Osco, Acme, Shaw’s, Star Market, United Supermarkets, Market Street, Amigos, Haggen and United Express. Following the merger with Rite Aid, the company would have 4,868 stores under 22 banners, including 4,327 stand-alone and in-store pharmacies across 38 states and the District of Columbia.

Rite Aid shareholders are scheduled to vote on the merger deal Aug. 9. The companies expect the transaction to close in the second half of this year.

“We’re excited about getting the integration going,” Donald said, “and think it’s going to create an unbelievable health and wellness company and provide all of our fresh offerings to a brand-new set of consumers.”

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons and the transactions contemplated thereby, the parties’ perspectives and expectations and guidance, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected timing of the transactions contemplated by the merger agreement, market position and reduced leverage of the combined company. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, as well as assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, as amended, filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Albertsons and Rite Aid undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Albertsons and Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com. Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.